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                                                                           7059

                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                      ----------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 3)

                         Cinergi Pictures Entertainment, Inc.
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
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                            (Title of Class of Securities)

                                 172470     10     6
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                                    (CUSIP Number)

                                     Myron Dania
                                Polarisweg 35, Suite 6
                                 Willemstad, Curacao
                                 Netherlands Antilles
                                  011-599-9461-7799
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                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notice and Communications)

                                    June 27, 1997
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                (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                (Page 1 of      Pages)






--------------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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SCHEDULE 13D                          FORMS                                 7060
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-------------------------------                   ------------------------------
 CUSIP NO. _______________             13D            PAGE _____ OF _____ PAGES
-------------------------------                   ------------------------------

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 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Valdina Corporation N.V.
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                (b) /X/

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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*

     N.A.
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 / /

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles
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                    7    SOLE VOTING POWER

                         957,446
                  --------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           0
    OWNED BY      --------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH           957,446
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     957,446
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      /X/

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.12%
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 14  TYPE OF REPORTING PERSON*

     CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This Amendment No. 3 adds the following information to Items 4 and 7 of the restated Amendment No. 1 and Amendment No. 2 to the Schedule 13D filed by Valdina Corporation N.V. ("Valdina") with respect to ownership of the common stock, par value $.01 per share (the "Common Stock") of Cinergi Pictures Entertainment Inc. (together with its subsidiaries, the "Company").


ITEM 4   PURPOSE OF THE TRANSACTION

     As reported in the restated Amendment No. 1 to the Schedule 13D filed by Valdina with respect to ownership of the Common Stock and in the restated Amendment No. 1 to the Schedule 13D filed by Andrew G. Vajna ("Vajna") with respect to ownership of the same securities, Valdina owns 957,446 shares of the Common Stock, constituting 7.12% of the Company's outstanding shares. Valdina, in turn, is indirectly wholly owned (along with other entities and assets) by a Dutch corporation that was 50.1% owned indirectly by The Mong Family (the "Trust") and 49.9% owned by Vajna.

     On June 27, 1997, the Dutch corporation redeemed 50% of its outstanding shares, which had been owned indirectly by the Trust. The consideration for the redemption was the transfer by the Dutch corporation to the owner of the redeemed shares of the corporations's right and interest in a portion of a pre-existing promissory note originally made by Vajna in favor of the Dutch corporation in 1995 in an unrelated transaction.

     By virtue of the above mentioned redemption, the shares of the Dutch corporation owned by Vajna now constitute 99.8% of that corporation's outstanding shares, and the shares still owned indirectly the Trust constitute 0.2% of its outstanding shares. Accordingly, Vajna is deemed to be the beneficial owner of the 957,446 shares of Common Stock owned by Valdina as well as the 5,491,531 shares of Common Stock


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previously reported as owned directly by Vajna and the 372,341 shares of Common
Stock previously reported as owned by Mr. Warren Braverman but subject to an irrevocable proxy in favor of Vajna.

     Valdina has sole voting power and sole dispositive power over 957,446 shares of Common Stock.



ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

     The following document is attached as an Exhibit:

        1. Redemption Agreement dated June 27, 1997, between Valdi Communications B.V. and Willette Corporation S.A., with attached restatement of a portion of promissory note.














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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 9, 1997
                                            Valdina Corporation N.V.



                                            by:   /s/ Myron Dania
                                                --------------------------------
                                                      Myron Dania
                                                      Title: Managing Director












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                                  INDEX TO EXHIBITS

EXHIBIT                                                    SEQUENTIALLY
                                                           NUMBERED PAGE
                                                           NUMBER


   1.  Redemption Agreement dated June 27, 1997,               ---
       between Valdi Communications B.V. and Willette
       Corporation S.A., with attached restatement of a portion of promissory note.